UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Date of Event Reported: March 21, 2012

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On March 21, 2012, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) intimated to the Indian Stock Exchanges, that the Board of Directors of the Company (“Board”) met today and considered and approved the amalgamation of the Company with Tech Mahindra Limited, (TML). This Scheme of Amalgamation and Arrangement (the “Scheme”) is presented under Sections 391 to 394 read with Sections 78, 100 to 104 and other applicable provisions of the Companies Act, 1956 for amalgamation of Venturbay Consultants Private Limited, Satyam Computer Services Limited, C&S System Technologies Private Limited, Mahindra Logisoft Business Solutions Limited and CanvasM Technologies Limited with Tech Mahindra Limited.

Venturbay Consultants Private Limited, a wholly owned subsidiary of TML currently holds 42.65% of the equity share capital of the Company.

The Scheme is approved by the Board subject to the requisite approval of the members and/ or creditors of the Company as may be directed by the Andhra Pradesh High Court and subject to all such requisite approvals from the relevant regulatory authorities and sanction of the Andhra Pradesh High Court and High Court of Judicature at Bombay.

Information for United States Security holders

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements referred in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

A copy of the intimation sent to Indian Stock Exchanges is attached as Exhibit 99.1 hereto, and is incorporated herein by this reference.

A copy of the Press Release is attached as Exhibit 99.2 hereto, and is incorporated herein by this reference.

EXHIBIT INDEX

99.1	Intimation to Indian Stock Exchanges
99.2	Press Release dated March 21, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name: G. Jayaraman
Title: Company Secretary

Date: March 21, 2012